UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

476496104

(CUSIP Number)

Arthur Rosen

c/o Jerrick Media Holdings, Inc.

202 S. Dean Street

Englewood, NJ 07631

(917) 574-0868

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON Arthur Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,089,905 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,089,905 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 19,089,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As of the date of the events which requires filing of this Schedule 13D, the Reporting Person beneficially owns 19,089,905 shares of common stock, which includes (i) 5,666,660 shares of common stock held directly by the Reporting Person, (ii) common stock purchase warrants to acquire 4,467,717 shares of the Company’s Common Stock at an exercise price at $0.20 per share, (iii) common stock purchase warrants to acquire 1,220,000 shares of the Company’s Common Stock at an exercise price of $0.30 per share, (iv) 4,685,528 shares of Common Stock of the Company issuable upon conversion the convertible notes, (v) common stock purchase warrants to acquire 1,525,000 shares of the Company’s Common Stock at an exercise price of $0.20 held by Pearl Digital Opportunities Fund LLC (“Pearl”), and (vi) 1,525,000 shares of Common Stock of the Company issuable upon conversion convertible notes held by Pearl.

(2)	Percentage of class calculated based on an aggregate of 40,524,432 shares issued and outstanding as of April 18, 2018, after giving effect to the transactions described in Items 3 and 4 of this Schedule 13D.

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Item 1.  Security and Issuer.

This Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Jerrick Media Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 202 S. Dean Street, Englewood, NJ 07631.

Item 2.  Identity and Background

This Statement is being filed by and on behalf of Arthur Rosen (“Reporting Person”). Mr. Rosen is the Managing Member of Pearl Digital Opportunities Fund LLC (“Pearl”).

The address of the Reporting Person is c/o Jerrick Media Holdings, Inc., 202 S. Dean Street, Englewood, NJ 07631

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 5, 2016, upon the consummation of the Company’s merger transaction, Reporting Person terminated (i) that certain Revenue Share Agreement dated July 22, 2013 between Reporting Person and Jerrick Ventures LLC (“Jerrick Ventures”) pursuant to which Reporting Person loaned to Jerrick Ventures $41,665, and (ii) that certain Line of Credit Agreement dated July 2, 2014 between Reporting Person and the Company’s Chief Executive Officer, Jeremy Frommer, in the amount of $50,000. In consideration for the termination of these agreements, on June 14, 2016, the Company issued to Reporting Person 566,660 shares of the common stock of the Company, par value $0.001 per share (“Common Stock”).

On May 26, 2016, in connection with a Loan Agreement by and between Reporting Person and the Company in the amount $1,000,000 with interest payable at a rate of 12.5% per annum, Reporting Person was issued a warrant to purchase 1,000,000 shares of the Company's Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On September 12, 2016, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $100,000, Reporting Person was issued a warrant to purchase 150,000 shares of the Company's Common Stock exercisable within five (5) years with an exercise price of $0.20 per share. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017 (defined below), which Reporting Person received further warrants in consideration for.

2

On October 31, 2016, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $10,000, Reporting Person was issued a warrant to purchase 10,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.30 per share. This note was later converted into the January 25, 2017 Promissory Note (as defined below).

On January 25, 2017, in connection with a Promissory Note (the “January 25, 2017 Promissory Note”) by and between Reporting Person and the Company in the amount of $50,000, Reporting Person was issued a warrant to purchase 50,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.30 per share. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017 (as defined below), which Reporting Person received further warrants in consideration for.

On April 13, 2017, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $10,000, Reporting Person was issued a warrant to purchase 10,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.30 per share. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017 (as defined below), which Reporting Person received further warrants in consideration for.

On April 25, 2017, in connection with the Company’s private placement offering, Reporting Person was issued a warrant to purchase 17,500 shares of the Company’s common stock exercisable within five (5) years with an exercise price of $0.20 per share. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017, which Reporting Person received further warrants in consideration for (as described below).

On May 4, 2017, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $15,000, Reporting Person was issued a warrant to purchase 10,500 shares of the Company’s common stock exercisable within five (5) years with an exercise price of $0.20. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017, which Reporting Person received further warrants in consideration for.

On July 6, 2017, the Company issued to Reporting Person a Promissory Note in the amount of $25,000, Reporting Person and a warrant to purchase 18,750 shares of the Company’s common stock exercisable within five (5) years with an exercise price of $0.20 per share. This note was later converted into the 15% Convertible Promissory Note on September 7, 2017, which Reporting Person received further warrants in consideration for.

On September 7, 2017, in connection with a private placement offering, Reporting Person converted $150,127.97 in interest from his Loan Agreement dated May 26, 2016 into a 15% Secured Convertible Promissory Note (the “September 2017 15% Convertible Note’) which bears an interest rate of 15% per annum. The September 2017 15% Convertible Note is convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. In connection with entering into this September 2017 15% Convertible Note, Reporting Person was also issued a warrant to purchase 750,640 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On September 7, 2017, in connection with a private placement, Reporting Person converted $262,765.29 in principal and interest from outstanding notes into the September 15% Secured Convertible Promissory Note convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. Reporting Person was also issued a warrant to purchase 1,313,827 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

3

On September 8, 2017, in connection with a private placement offering, Reporting Person was issued a 15% secured convertible promissory note in the amount of $330,000 bearing an interest rate of 15% per annum whereby the note is convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. In connection with the note, Reporting Person was also issued a warrant to purchase 1,650,000 shares of the Company’s Common Stock within five (5) years at an exercise price of $0.20 per share.

On September 8, 2017, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $224,000 which bears no interest, Reporting Person was issued a warrant to purchase 25,000 shares of the Company's Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On November 13, 2017, in consideration for extending the Promissory Note dated September 8, 2017 in the amount of $224,000, Reporting Person was issued a warrant to purchase 100,000 shares of the Company’s Common Stock exercisable within five (5) years and with an exercise price of $0.20 per share.

On December 21, 2017, the Company issued a Secured Convertible Promissory Note in the amount of $100,000 to Pearl Digital Opportunities Fund LLC (“Pearl”), of which Reporting Person is a managing member, which is convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. Pearl was also issued a warrant to purchase 500,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On February 8, 2018, with the Company issued to Reporting Person a Secured Convertible Promissory Note in the amount of $46,047 which is convertible into shares of the Company’s Common Stock until September 30, 2018 at a rate of at a conversion rate of the unpaid principal and interest divided by $0.20. Reporting Person was also issued a warrant to purchase 81,500 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On February 20, 2018, in consideration for extending a Promissory Note dated September 8, 2017 in the amount of $224,000, Reporting Person was issued a warrant to purchase 448,000 shares of the Company’s Common Stock exercisable within five (5) years and with an exercise price of $0.20 per share.

On February 26, 2018, the Company issued a Convertible Promissory Note in the amount of $100,000 to Pearl Digital Opportunities Fund LLC (“Pearl”), of which Reporting Person is a managing member, which is convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. Pearl was also issued a warrant to purchase 500,000 shares of the Company’s Common Stock exercisable within four (4) years with an exercise price of $0.20 per share.

On March 4, 2018, in connection with a Promissory Note issued by Reporting Person to the Company in the amount of $10,000, Reporting Person was issued a warrant to purchase 10,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On March 9, 2018, in connection with a Promissory Note issued by Reporting Person to the Company in the amount of $15,000, Reporting Person was issued a warrant to purchase 15,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On March 13, 2018, in connection with a Promissory Note issued by Reporting Person to the Company in the amount of $10,000, Reporting Person was issued a warrant to purchase 10,000 shares of the Company’s Common Stock exercisable within five (5) years with an exercise price of $0.20 per share.

On March 28, 2018, the Company issued a Convertible Promissory Note in the amount of $100,000 to Pearl Digital Opportunities Fund LLC (“Pearl”), of which Reporting Person is a managing member, which is convertible into shares of the Company’s Common Stock for a period of two (2) years at a conversion rate of the unpaid principal and interest divided by $0.20. Pearl was also issued a warrant to purchase 525,000 shares of the Company’s Common Stock exercisable within four (4) years with an exercise price of $0.20 per share.

Reporting Person also purchased shares of the Company’s Common Stock on the open market in the aggregate amount of 5,100,000 shares.

4

The Reporting Person acquired beneficial ownership of the Securities with his own funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

The issuances of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 19,089,905 or 35.4% of the Issuer’s Common Stock.

(b) Reporting Person holds sole voting and dispositive power over the securities as issued to him and entities controlled by him.

(c) Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Reporting Person.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2018

/s/ Arthur Rosen
Arthur Rosen

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